UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                    Columbia Financial of Kentucky, Inc.
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                              (Name of Issuer)


                         Common shares, no par value
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                       (Title of Class of Securities)


                                 19764R 10 6
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                               (CUSIP Number)

                               August 26, 1999
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           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [x]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 19764R 10 6                13G
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Columbia Financial of Kentucky, Inc., Employee Stock Ownership Plan

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [x]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio

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NUMBER OF       5     SOLE VOTING POWER
SHARES
BENEFICIALLY          -0-
OWNED           -----------------------------------------------------------
BY EACH         6     SHARED VOTING POWER
REPORTING
PERSON                -0-
WITH            -----------------------------------------------------------
                7     SOLE DISPOSITIVE POWER

                      -0-
                -----------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      265,304
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      265,304

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.0%

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12    TYPE OF REPORTING PERSON*

      EP


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CUSIP No. 43706C 10 0                13G
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bankers Trust Company, N.A.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
                                                        (b) [x]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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NUMBER OF       5     SOLE VOTING POWER
SHARES
BENEFICIALLY          240,338
OWNED           -----------------------------------------------------------
BY EACH         6     SHARED VOTING POWER
REPORTING
PERSON                -0-
WITH            -----------------------------------------------------------
                7     SOLE DISPOSITIVE POWER

                      -0-
                -----------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      265,304
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      265,304

---------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.0%

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12    TYPE OF REPORTING PERSON*

      BK


Item 1(a).  Name of Issuer:

            Columbia Financial of Kentucky, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2497 Dixie Highway
            Ft. Mitchell, Kentucky 41017

Item 2(a).  Name of Persons Filing:

            First Bankers Trust Company, N.A.

            Columbia Financial of Kentucky, Inc.,
            Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            First Bankers Trust Company, N.A.
            1201 Broadway
            Quincy, Illinois  62301

            Columbia Financial of Kentucky, Inc.,
            Employee Stock Ownership Plan
            First Bankers Trust Company, N.A., Trustee
            1201 Broadway
            Quincy, Illinois  62301

Item 2(c).  Citizenship:

            First Bankers Trust Company, N.A.
            Organized under the laws of the United States

            Columbia Financial of Kentucky, Inc.,
            Employee Stock Ownership Plan:
            Organized in Ohio

Item 2(d).  Title and Class of Securities:

            Common shares, no par value

Item 2(e).  CUSIP Number:

            19764R 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]  Broker or Dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o).

            (b)  [X]  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

            (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d)  [ ]  Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [ ]  An investment adviser in accordance with [Section
                      Sign] 240.13d 1(b)(1)(ii)(E).

            (f)  [X]  An employee benefit plan or endowment fund in
                      accordance with [Section Sign] 240.13d-1(b)(1)(ii)(F).

            (g)  [ ]  A parent holding company or control person in
                      accordance with [Section Sign] 240.13d-1(b)(1)(ii)(G).

            (h)  [ ]  A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [ ]  A group, in accordance with [Section Sign]
                      240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            First Bankers Trust Company, N.A.

            (a)  Amount Beneficially Owned:
                 265,304

            (b)  Percent of Class:
                 10.0%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       240,338

                 (ii)  shared power to vote or to direct the vote:
                       -0-

                 (iii) sole power to dispose or to direct the disposition
                       of:
                       -0-

                 (iv)  shared power to dispose or to direct the disposition of:
                       265,304

            Columbia Financial of Kentucky, Inc., Employee Stock Ownership
            Plan

            (a)  Amount Beneficially Owned:
                 265,304

            (b)  Percent of Class:
                 10.0%

            (c)  Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       -0-

                 (ii)  shared power to vote or to direct the vote:
                       -0-

                 (iii) sole power to dispose or to direct the disposition
                       of:
                       -0-

                 (iv)  shared power to dispose or to direct the disposition of:
                       265,304

            As of August 26, 1999, there were 265,304 common shares owned by the Columbia Financial of Kentucky, Inc., Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of August 26, 1999, 24,966 shares had been allocated to Plan participants.

            Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.     Ownership of Five Percent or Less of a Class:

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
            Company:

            Inapplicable

Item 8.     Identification and Classification of Members of the Group:

            Inapplicable

Item 9.     Notice of Dissolution of Group:

            Inapplicable

Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST BANKERS TRUST COMPANY, N.A.

Date:    8/27/99                   By:  /s/ Carmen Walch
                                        Trust Officer

                                   COLUMBIA FINANCIAL OF KENTUCKY, INC.,
                                   EMPLOYEE STOCK OWNERSHIP PLAN

                                   By  First Bankers Trust Company, N.A.,
                                       Trustee

Date:   8/27/99                    By:  /s/ Carmen Walch
                                        Trust Officer


                                  EXHIBIT A

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Columbia Financial of Kentucky, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

                                   FIRST BANKERS TRUST COMPANY, N.A.


Date:   8/27/99                    By:  /s/ Carmen Walch
                                        Trust Officer

                                   COLUMBIA FINANCIAL OF KENTUCKY, INC.,
                                   EMPLOYEE STOCK OWNERSHIP PLAN

                                   By  First Bankers Trust Company, N.A.,
                                       Trustee

Date:   8/27/99                    By:  /s/ Carmen Walch
                                        Trust Officer